

October 24, 2023

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

> **Re: RocketFuel Blockchain, Inc.**
> **Form 8-K filed April 26, 2023**
> **File No. 033-17773-NY**

Dear Bennett Yankowitz:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed April 26, 2023

Item 4.01. Change in Registrant's Certifying Accountant, page 1

1. Please amend to revise your disclosure under Item 304(a)(2) of Regulation S-K to address your two most recent fiscal years and the subsequent interim period prior to engaging Turner, Stone & Company, L.L.P.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 1

2. It appears from your disclosure that you received notice from your former independent accountant that disclosure should be made to prevent future reliance on your interim financial statements included in your December 31, 2022 Form 10-Q filed April 3, 2023. If true, you should provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02 of Regulation S-K and request the independent accountant to furnish to you, as promptly as possible, a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which the independent

accountant does not agree. Refer to Items 4.02(b) and (c) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Tillan at (202) 551-3604 or David Irving at (202) 551-3321 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets